TSX: ERO
NYSE: ERO

March 8, 2022

Ero Copper reports record full-year 2021 operating and financial results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its financial results for the three and twelve months ended December 31, 2021. Management will host a conference call tomorrow, Wednesday, March 9, 2022, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Record full-year copper production of 45,511 tonnes and gold production of 37,798 ounces included 11,918 tonnes of copper and 8,544 ounces of gold produced during the fourth quarter, surpassing the high-end of the Company's 2021 production guidance ranges;

•Copper C1 cash costs(*) for the fourth quarter and full year were $0.96 and $0.77, respectively, per pound of copper produced;

•Gold C1 cash costs(*) for the fourth quarter and full year were $582 and $525, respectively, per ounce of gold produced. All-in Sustaining Costs ("AISC")(*) for the same periods were $910 and $732, respectively, per ounce of gold produced;

•Record 2021 adjusted EBITDA(*) of $331.9 million included $86.8 million of adjusted EBITDA(*) generated during the fourth quarter;

•Fourth quarter and full-year adjusted net income attributable to owners of the Company(*) were $59.7 million ($0.65 per share on a diluted basis) and $215.4 million ($2.37 per share on a diluted basis), respectively, with the latter representing another record metric for the Company;

•Quarterly cash flows from operations of $66.7 million brought full-year cash flows from operations to $364.6 million, which included a $100.0 million upfront payment related to the August 2021 closing of the $110 million streaming agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., in relation to gold production from the NX Gold Mine (the "NX Gold Stream");

•Available liquidity of $230.1 million at December 31, 2021 included $130.1 million of cash and cash equivalents and $100.0 million of undrawn availability under the Company's senior secured revolving credit facility; and,

•Reiterate previously announced full-year 2022 production, operating cost and capital guidance.

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
SUBSEQUENT EVENTS

•In February 2022, the Company bolstered its balance sheet and liquidity position with an offering of $400 million of senior unsecured notes due 2030. The Company subsequently used approximately $50 million of net proceeds from the offering to repay the outstanding balance under its senior secured revolving credit facility and intends to use the remaining proceeds, together with cash on hand, to fund capital expenditures related to the construction of the Boa Esperança Project and for general corporate purposes.

•Concurrent to the closing of the $400 million senior unsecured notes offering, the Company reduced the size of its senior secured revolving credit facility from $150 million to $75 million, with an accordion option to increase to $100 million at the election of the Company.

•Pro forma liquidity position, subsequent to closing, was approximately $550 million, including approximately $475 million in cash and cash equivalents and $75 million of undrawn availability under the Company's senior secured revolving credit facility.

•In February 2022, the Company announced that its Board of Directors approved the construction of the Boa Esperança Project, which is expected to commence construction in Q2 2022.

Commenting on the results, David Strang, CEO, stated, “2021 marked another exceptional year for Ero. In addition to delivering record copper production and financial results, our team made significant progress in solidifying transformational organic growth plans, placing the Company in a strong position to execute on initiatives targeting approximately 100,000 tonnes of annual copper production and 60,000 ounces of annual gold production by 2025.

“Building upon operational momentum, subsequent to year-end we bolstered our balance sheet with a $400 million senior unsecured notes offering, providing ample liquidity to fund our organic growth plans over the coming years. Near-term, we will be focused on commencing the construction of the Boa Esperança Project, which we expect to occur in Q2 2022, further advancing construction of the external shaft of the Pilar Mine, an integral component of our Pilar 3.0 initiative, and continuing to grow our asset base through ongoing exploration.

“As we look to the future, we are excited to solidify our position as one of the world's cleanest and fastest growing copper producers. With decarbonization and tightening emission standards expected to drive significant copper demand growth in the years ahead, our fully-funded growth strategy leaves us well-positioned to be at the forefront of low carbon-intensive copper production.”

*Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, C1 cash cost per pound of copper produced, C1 cash cost per ounce of gold produced and All-in Sustaining Costs (“AISC”) per ounce of gold produced are non-IFRS measures – see the Notes section of this press release for additional information. C1 cash cost per pound of copper produced are net of by-product credits from metal produced at the MCSA Mining Complex. AISC per ounce of gold produced are net of by-product credits from metal produced at the NX Gold Mine.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FOURTH QUARTER & FULL-YEAR REVIEW

•Mining & Milling Operations – strong Q4 operating results contributed to another year of record copper production
◦The MCSA Mining Complex processed 646,319 tonnes of ore grading 2.01% copper, producing 11,918 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.7%; full year 2021 copper production totaled 45,511 tonnes based on approximately 2.4 million tonnes processed at copper grades of 2.08% and metallurgical recoveries of 92.4%.
◦Higher quarter-on-quarter copper production was driven primarily by increased mill throughput volumes related to (i) the ramp-up of mining activity and processing of stockpiled ore from the Surubim open pit mine and (ii) a return to higher mill capacity levels following the completion of preventative mill maintenance, which impacted mill throughput volumes in Q2 and Q3 of 2021.
◦The NX Gold Mine processed 47,159 tonnes grading 6.24 grams per tonne, producing 8,544 ounces of gold after metallurgical recoveries of 90.3% and 5,859 ounces of silver produced as by-product; full year 2021 tonnes processed totaled 171,581 at an average grade of 7.27 grams per tonne, producing 37,798 ounces of gold after metallurgical recoveries of 94.2% and 25,031 ounces of silver produced as by-product.
◦Commissioning of the NX Gold Mine's paste-fill plant, where construction was completed in Q3 2021, continued during the fourth quarter and concluded in January 2022. The paste-fill plan is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.

•Organic Growth Projects – clear and fully-funded organic growth strategy
◦During the fourth quarter, the Company finalized a redesign of the new external shaft of the Pilar Mine to allow for higher sustained production rates as part of the Pilar 3.0 initiative, which was announced subsequent to year-end. Plans to construct a larger shaft were driven by continued exploration success within the Deepening Extension Zone and in the upper levels of the Pilar Mine, enabling the creation of a two-mine system whereby the upper levels of the mine will be serviced by the existing shaft, while the Deepening Extension Zone will utilize the new, larger external shaft. Pilar 3.0 is expected to enable higher annual production volumes of 2.6 to 3.0 million tonnes compared to the current production rate of approximately 1.3 million tonnes per annum at the Pilar Mine.
◦The Company announced that its Board of Directors approved the construction of the Boa Esperança Project subsequent to year-end. Construction is expected to commence in Q2 2022, with first production anticipated in H2 2024.

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Dec. 31, 2021	3 months ended Sep. 30, 2021	3 months ended Dec. 31, 2020	12 months ended Dec. 31, 2021	12 months ended Dec. 31, 2020
Operating Highlights
Copper (MCSA Operations)
Ore Processed (tonnes)	646,319	572,666	483,447	2,370,571	2,271,625
Grade (% Cu)	2.01	1.90	2.26	2.08	2.08
Cu Production (tonnes)	11,918	10,057	10,018	45,511	42,814
Cu Production (000 lbs)	26,275	22,170	22,086	100,333	94,388
Cu Sold in Concentrate (tonnes)	12,393	10,762	10,265	45,717	42,813
Cu Sold in Concentrate (000 lbs)	27,321	23,727	22,629	100,788	22,629
C1 cash cost of Cu produced (per lb)(1)	$0.96	$0.94	$0.69	$0.77	$0.67
Gold (NX Gold Operations)
Au Production (oz)	8,544	9,426	10,789	37,798	36,830
C1 cash cost of Au Produced (per oz)(1)	$582	$538	$405	$525	$457
AISC of Au produced (per oz)(1)	$910	$741	$608	$732	$628

Financial Highlights ($ in millions, except per share amounts)
Revenues	$134.9	$111.8	$91.2	$489.9	$324.1
Gross profit	84.4	68.0	58.3	318.9	188.1
EBITDA(1)	80.7	48.5	91.3	296.4	116.2
Adjusted EBITDA(1)	86.8	72.9	67.2	331.9	207.1
Cash flow from operations	66.7	150.7	38.6	364.6	162.8
Net income	60.2	26.4	66.3	202.6	52.5
Net income attributable to owners of the Company	59.8	26.1	65.8	201.1	51.6
Per share (basic)	0.67	0.29	0.75	2.27	0.60
Per share (diluted)	0.65	0.28	0.71	2.21	0.56
Adjusted net income attributable to owners of the Company(1)	59.7	45.7	37.4	215.4	117.3
Per share (basic)	0.67	0.52	0.43	2.43	1.36
Per share (diluted)	0.65	0.49	0.40	2.37	1.27
Cash, cash equivalents, and short-term investments	130.1	92.6	62.5	130.1	62.5
Working capital(1)	86.0	81.4	35.8	86.0	35.8
Net debt(1)	(70.9)	(63.7)	105.6	(70.9)	105.6

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures – see the Notes section of this press release for a discussion on non-IFRS Measures.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ADJUSTED EBITDA & NET INCOME (LOSS) RECONCILIATION

($ in thousands)	3 months ended Dec. 31, 2021

Adjusted EBITDA	$86,780
Adjustments:
Unrealized foreign exchange loss on USD denominated balances in MCSA	(1,649)
Unrealized foreign exchange gain on derivative contracts	3,278
Realized foreign exchange loss on derivative contracts	(6,151)
Share based compensation and other	(878)
Incremental costs in response to COVID-19 pandemic	(669)
EBITDA	$80,711

Adjusted net income attributable to owners of the Company	$59,729
Adjustments for non-cash items (attributable to owners of the Company):
Unrealized foreign exchange loss on USD denominated debt in MCSA	(1,642)
Unrealized foreign exchange gain on derivative contracts, net of tax	2,648
Unrealized gain on interest rate derivative	714
Share based compensation	(981)
Incremental costs in response to COVID-19 pandemic	(664)
Reported net income attributable to owners of the Company	$59,804

2022 PRODUCTION OUTLOOK(*)

Copper production guidance from the MCSA Mining Complex of 43,000 to 46,000 tonnes of copper in concentrate is expected to come from the Pilar and Vermelhos underground mines as well as the Surubim open pit mine. Total ore processed of approximately 3.0 million tonnes at a blended grade of 1.60% copper is expected to be comprised of 1.8 million tonnes at 1.50% copper from the Pilar Mine, 900,000 tonnes at 2.05% copper from the Vermelhos Mine, and 300,000 tonnes at 0.75% copper from the Surubim Mine.

Gold production guidance from the NX Gold Mine for 2022 of 39,000 to 42,000 ounces is expected to come from the Santo Antônio Vein based on total ore processed of approximately 168,000 tonnes at a gold grade of 8.00 grams per tonne.

2022 Guidance(1)
MCSA Mining Complex
Tonnes Processed	3,000,000
Copper Grade (% Cu)	1.60%
Copper Recovery (%)	92.5%
Copper Production (tonnes)	43,000 - 46,000

NX Gold Mine
Tonnes Processed	168,000
Gold Grade (gpt)	8.00
Gold Recovery (%)	93.0%
Gold Production (ounces)	39,000 - 42,000

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2022 COST GUIDANCE(*)

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2022 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)(1)	$1.05 - $1.15
NX Gold Mine C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$925 - $1,025

(1) C1 Cash Costs and AISC are a non-IFRS measure - see the Notes section of this press release for additional information.

2022 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2022 Guidance
MCSA Mining Complex
Growth	$125 - $140
Sustaining	$80 - $90
Exploration	$25 - $30
Total, MCSA Mining Complex	$230 - $260

Boa Esperança Project
Growth	$70 - $80
Sustaining	$0
Exploration	$5 - $6
Total, Boa Esperança Project	$75 - $86

NX Gold Mine
Growth	$0 - $1
Sustaining	$16 - $18
Exploration	$9 - $10
Total, NX Gold Mine	$25 - $29

Company Total
Growth	$195 - $221
Sustaining	$96 - $108
Exploration	$39 - $46
Total, Company	$330 - $375

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the Company's most recent Annual Information Form, for complete risk factors.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
The Company's Annual Report on Form 40-F for the year ended December 31, 2021 will be filed with the United States Securities and Exchange Commission (www.sec.gov) by March 30, 2022.

CONFERENCE CALL DETAILS

The Company will hold a conference call on Wednesday, March 9, 2022 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Wednesday, March 9, 2022
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	8517

NOTES

Non-IFRS measures

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 cash cost of copper produced (per lb.)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

C1 cash cost of gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

All-in Sustaining Cost of gold produced (per ounce)

All-in sustaining cost of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes.
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements.

Working capital and Available liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the Company's guidance and/or outlook on future production, costs and capital expenditures; development plans, costs, timelines, ability to finance and/or approvals for, as well as benefits, production and/or performance expected by, growth projects including development of the Deepening Extension Zone, construction of the new external shaft, and creation of a two-mine system at the Pilar Mine, and construction of the Boa Esperança mine; the Company’s expectations, strategies, and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; and the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Company's most recent Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada